

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2019

Duane Hughes
Chief Executive Officer
Workhorse Group Inc.
100 Commerce Drive
Loveland, Ohio 45140

   Re: Workhorse Group Inc.
    Registration Statement on Form S-3
    Filed March 28, 2019
    File No. 333-230553

Dear Mr. Hughes:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Doug Jones at 202-551-3309 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Transportation and Leisure

cc: Stephen M. Fleming, Esq.